UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

FRESH IDEAS MEDIA, INC.
(Exact name of registrant as specified in its corporate charter)

Nevada	333-132252	20-2574314
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation or organization)		Identification No.)

No. 87 No. 8 Coastal Way, Floor 2, Construction Bank, FTZ
Tianjin Province, The People’s Republic of China
(Address of principal executive offices)

(86) 22-2576-2771
(Issuer’s telephone number)

FRESH IDEAS MEDIA, INC.

No. 87 No. 8 Coastal Way, Floor 2, Construction Bank, FTZ
Tianjin Province, The People’s Republic of China
Attn: Mr. Tong Shiping, President and Chief Executive Officer

_________
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This information statement (this “Information Statement”) is being mailed on or about November 12, 2008, to holders of record on October 27, 2008, of shares of common stock, $0.001 par value per share (the “Common Stock”), of Fresh Ideas Media, Inc., a Nevada corporation (“Fresh Ideas” or the “Company”), in connection with an anticipated change in a majority of the members of the Company’s Board of Directors (the “Board”). The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”) thereunder.

On November 10, 2008 (the “Closing Date”), the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with Ever Auspicious International Limited, a Hong Kong company (“HKCo”) and Bright Praise Enterprises Limited, the sole shareholder of HKCo (the “Majority Stockholder”). On the Closing Date, the Company acquired all of the issued and outstanding capital stock of HKCo from the Majority Stockholder in exchange for an aggregate of 11,700,000 newly-issued shares of the Company’s Common Stock (the “Share Exchange”), which will constitute approximately 64.64% of the Company’s issued and outstanding Common Stock. The Share Exchange is intended to constitute a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The consummation of the Share Exchange resulted in a change in control of the Company. Pursuant to the Exchange Agreement, the Board will expand its membership to the seven (7) members, and Ms. Alice Terry Ray, a current director, Treasurer and Secretary of the Company, will resign from her positions as officer and director of the Company effective as of the consummation of the Share Exchange. Mr. Phillip E. Ray, a current director, President and Chief Executive Officer of the Company will resign from his positions as officer of the Company effective as of the consummation of the Share Exchange, and resign from his position as a director of the Company effective upon the 10th day following the mailing of this Information Statement. Mr. Tong Shiping will become a director of the Company effective upon the consummation of the Share Exchange. Howard S. Barth, Yang Bin, Gao Yang, Qu Zhong, Kong Xiaoyan and Cheng Weihong will become directors of the Company effective upon the 10th day following the mailing of this Information Statement.

Upon the expiration of such 10-day period, the Company intends to amend its Articles of Incorporation and amend and restate its Bylaws (the “Amendments”) in their entirety so as to, among other things, change the name of the Company, provide the Board with greater flexibility in their management of the affairs of the Company (including allowing the Board of Directors to amend the Bylaws from time to time without ratification by the stockholders), provide increased indemnification protection to our directors so as to facilitate the appointment and retention of qualified directors, and institute certain standard procedures with respect to the meetings of stockholders and the nomination of directors. The Board will approve the Amendments and recommend the stockholders approve and adopt such Amendments.

This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board as a result of the completion of the Share Exchange and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE SHARE EXCHANGE

Under the terms of the Share Exchange: (a) the Company will acquire all of the issued and outstanding capital stock of HKCo from the Majority Stockholder, and in exchange, the Majority Stockholder will receive an aggregate of 11,700,000 newly-issued shares of the Company’s Common Stock, which will constitute approximately 64.64% of the Company’s issued and outstanding Common Stock; and (b) the Share Exchange will qualify as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Act”) and under the applicable securities laws of the state or jurisdiction where the Majority Stockholder resides.

Agreement of Directors to Resign

In connection with the closing of the Share Exchange (the “Closing”), Ms. Alice Terry Ray, a current director, Treasurer and Secretary of the Company, will resign from her positions as officer and director of the Company effective as of the consummation of the Share Exchange. Mr. Phillip E. Ray, a current director, President and Chief Executive Officer of the Company will resign from his positions as officer of the Company effective as of the consummation of the Share Exchange, and resign from his position as a director of the Company effective upon the 10th day following the mailing of this Information Statement.

Mr. Tong Shiping will become a director of the Company effective upon the consummation of the Share Exchange. Howard S. Barth, Yang Bin, Gao Yang, Qu Zhong, Kong Xiaoyan and Cheng Weihong will become directors of the Company effective upon the 10th day following the mailing of this Information Statement.

BUSINESS

Information concerning the business of the Company and its results of operations and financial condition (including those of HKCo) are incorporated by reference to its report on Form 8-K, as filed with the SEC on November 10, 2008, and is available electronically on EDGAR at www.sec.gov.

DESCRIPTION OF SECURITIES

Prior to the Closing Date, the Company’s authorized capital stock consists of 95,000,000 shares of Common Stock, par value $0.001 per share, of which there were 7,535,000 issued and outstanding and 5,000,000 shares preferred stock, par value $0.001, none of which were issued or outstanding. Immediately prior to the Closing, Ms. Ruth Daily and Phillip E. Ray (each a “Principal Stockholder” and collectively, the “Principal Stockholders”) delivered to the Company a total of 1,135,000 shares of Common Stock for cancellation. At the Closing, the Company will issue 11,700,000 new shares to the Majority Stockholder. After the Closing Date, 18,100,000 shares of Common Stock will be issued and outstanding. After the Closing Date, all of the issued and outstanding capital stock of HKCo will be held by the Company as a result of the Share Exchange. The following statements set forth the material terms of the Company’s Common Stock; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, the Company’s Articles of Incorporation, a copy of which is filed as an exhibit to the Company’s SEC reports.

Common Stock

Holders of shares of the Company’s Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board in its discretion from funds legally available therefore. In the event of any liquidation, dissolution or winding up, the holders of Common Stock are entitled to a pro-rata share of all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Holders of Common Stock have no preemptive rights to purchase our Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to our Common Stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. Prior to the Closing, the Company effectuated a 5-for-1 forward split (the “Forward Stock Split”). The record date for this stock split was September 24, 2008 and the effective date was September 25, 2008. The payment of future dividends, if any, will be within the discretion of the Board. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board does not anticipate declaring any cash dividends for the foreseeable future. We have not paid any cash dividends on our Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company’s Common Stock, after giving effect to the Closing. The Closing occurred immediately following the cancellation of an aggregate of 1,235,000 shares of the Company’s Common Stock held by the Company’s Principal Stockholders immediately prior to the Closing. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Name and Address of Beneficial Owner*	Amount of Beneficial Ownership After Closing	Percentage of Class
Bright Praise Enterprises Limited	11,700,000	64.64%
Choi Chun Leung Robert**	11,700,000	64.64%
Phillip E. Ray*** 4890 Silver Pine Drive Castle Rock, Colorado 80108	1,182,500	6.81%
*Unless otherwise noted, the address is that of the Company’s.

** Choi Chun Leung Robert is the beneficial owner of 11,700,000 of our common stock through his 100% ownership of Bright Praise Enterprises Limited and through his position as the sole director of Bright Praise Enterprises Limited.

***Phillip E. Ray is the beneficial owner of 1,232,500 shares of our common stock through his direct ownership of 682,500 shares of our common stock and through his positions as the sole officer, director and shareholder of American Business Services, Inc., which owns 250,000 shares of our common stock, and the majority shareholder and sole officer and director of VentureVest Capital Corporation, which owns 300,000 shares of our common stock.

Security Ownership of Management Directors and Officers

The following table sets forth the ownership interest in the Company’s Common Stock of all directors and officers individually and as a group as of November 10, 2008, after giving effect to the Closing and the expiration of the ten (10) day time period following the mailing of this Information Statement. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Name and Address of Beneficial Owner*	Amount of Beneficial Ownership After Closing	Percentage of Class
Tong Shiping, Chief Executive Officer, President and Chairman of the Board	-0-	0%
Li Yangqian, Chief Operating Officer and Vice President	-0-	0%
Wang Xinwei, Chief Financial Officer, Treasurer and Vice President	-0-	0%
Cheng Weihong, Secretary, Senior Vice President (Head of Human Resources and General Administration) and Director	-0-	0%
Yang Bin, Senior Vice President (General Manager, Head of Sales) and Director	-0-	0%
Howard S. Barth, Director	-0-	0%
Gao Yang, Director	-0-	0%
Qu Zhong, Director	-0-	0%
Kong Xiaoyan, Director	-0-	0%
All Directors and Officers as a Group (10 persons)	-0-	0%
 * Unless otherwise noted, the address is that of the Company’s.

Prior to the Closing, Phillip E. Ray, our then President, Chief Executive Officer and director held 1,800,000 shares (after taking into account USCo’s 5-for-1 forward stock split on September 25, 2008), which constituted approximately 23.89% of our issued and outstanding common stock, directly and indirectly through two companies controlled by Mr. Ray, American Business Services, Inc. and VentureVest Capital Corporation. Alice T. Ray, our Treasurer, Secretary and director prior to the Closing, is the wife of Phillip E. Ray and therefore was deemed to have beneficial ownership of the 1,800,000 shares owned by Phillip E. Ray. Alice T. Ray resigned as Treasurer, Secretary and director of USCo, and Phillip E. Ray resigned as President and Chief Executive Officer, in each case effective as of the Closing Date. Phillip E. Ray’s resignation from his position as director of USCo will be effective upon the expiration of the ten (10) day time period following the mailing of this Information Statement.

Involvement in Legal Proceedings

The Company is not aware of any material proceeding to which any of the beneficial owners, directors or officers identified above is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five years, none of the officers or directors of the Company have:

(1)  Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)  Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)  Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)  Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of 10% or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish the Company with copies of all such forms which they file with the SEC.

Mr. Phillip E. Ray failed to file on a timely basis a report of ownership (Form 3) with the SEC upon becoming an officer and director of the Company and receiving 300,000 shares of the Common Stock in February 2005. Ms. Alice T. Ray failed to file on a timely basis a report of ownership (Form 3) with the SEC upon becoming an officer of the Company. Ms. Ruth Daily failed to file on a timely basis a report of ownership (Form 3) with the SEC upon becoming a 19.9% stockholder of the Company upon receiving 300,000 shares of the Common Stock on February 25, 2005. Such reports were subsequently filed by Ms. Alice Ray and Ms. Ruth Daily on August 21, 2008, and by Mr. Phillip Ray on August 28, 2008.

In making the foregoing disclosure, the Company has relied solely on its review of copies of forms filed by such persons with the SEC. Promptly following the Share Exchange, Mr. Tong Shiping will be appointed President and Chief Executive Officer, Ms. Wang Xinwei will be appointed as Chief Financial Officer, Treasurer and Vice President, Mr. Li Yangqian will be appointed as Chief Operating Officer and Vice President, Mr. Yang Bin will be appointed as Senior Vice President (General Manager, Head of Sales) of the Company and Ms. Cheng Weihong will be appointed as Secretary and Senior Vice President (Head of Human Resources and General Administration) of the Company, and each such person will file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Exchange Act. Bright Praise Enterprises Limited, who will be a 65% holder of the Common Stock, following the Share Exchange, will also file a Form 3 in compliance with the reporting obligations under Section 16(a) of the Exchange Act. Mr. Tong Shiping will become a director of the Company effective upon the consummation of the Share Exchange. Howard S. Barth, Yang Bin, Gao Yang, Qu Zhong, Kong Xiaoyan and Cheng Weihong will become directors of the Company effective upon the 10th day following the mailing of this Information Statement and will file Form 3’s in compliance with the reporting obligations under Section 16(a) of the Exchange Act.

MANAGEMENT OF THE COMPANY

Board of Directors and Management Prior to the Share Exchange

The directors and executive officers immediately prior to the closing of the Share Exchange are as follows:

Name	Age	Position Held	Experience
Mr. Phillip E. Ray	70	President, Chief Executive Officer, and Director
Mr. Ray served as President, Chief Executive Officer, and a Director of the Company since February 2005. Mr. Ray has been in the advertising and marketing business for over fifty years. Mr. Ray currently serves as President and director of VentureVest Capital Corporation and American Business Services, Inc., and has served in these positions since 1997.

Ms. Alice Terry Ray	62	Treasurer, Secretary and Director
Ms. Ray served as Secretary since February 2005 and has served as Director since October 2007. Ms. Ray has served as the corporate secretary of a number of public and private corporations and the administrative assistance or secretary to presidents of several companies for many years. Since 1993, she has served as the Secretary of American Business Services, Inc. From 1995 to January 2004, she was employed as a senior administrator for Denver Reserve, Inc.

Ms. Alice Terry Ray, a director, Treasurer and Secretary of the Company, will resign from her positions as officer and director of the Company effective as of the consummation of the Share Exchange. Mr. Phillip E. Ray, a director, President and Chief Executive Officer of the Company will resign from his positions as officer of the Company effective as of the consummation of the Share Exchange, and resign from his position as a director of the Company effective upon the 10th day following the mailing of this Information Statement.

Board Meetings and Committees

During the year ended December 31, 2007, the Company held no meetings of its Board of Directors; however, the Board acted by means of unanimous written consents in lieu of a meeting when required. Currently, the Company does not have a policy on board meeting attendance. The Company did not hold an annual meeting during the year ended November 30, 2007; rather the stockholders acted by written consent in lieu of a meeting in accordance with Section 78.320 of the Nevada Revised Statutes.

Currently, the Company does not have a nominating committee. In the opinion of the Board, the constitution of such committee at this time is not necessary because the Board as a whole performs the functions that would otherwise be performed by this committee. The Company does not have a formal policy with respect to the consideration of director candidates recommended by security holders, due to the fact that the entire Board evaluates such proposals in light of its duties. The Company has no compensation committee because, prior to the Share Exchange, the Company did not provide compensation to its officers or directors. The Company does not have an independent audit committee, and the Board as a whole has been responsible for the audit committee function. In addition, the Company does not have a designated audit committee financial expert due to the fact that the entire Board performs these functions and the Company is not required to designate such an expert. As both of our directors are also executive officers of the Company, neither are "independent" as defined under the NASDAQ Marketplace Rules and the relevant rules promulgated under the Exchange Act. The Company does not currently have charters for a nominating committee, compensation committee or audit committee. Currently, the Board does not have a process for security holders to send communications to the Board because, prior to the Share Exchange, the Company had limited stockholders and operations. It is contemplated that the Board will form such committees, adopt charters for each committee, and adopt such procedures as promptly as practicable after the expiration of the 10-day period following the mailing of this Information Statement.

Key Employees

None.

Family Relationships

Ms. Alice Terry Ray, Treasurer and Secretary, is the wife of Mr. Phillip Ray, President and Chief Executive Officer.

Management and Board of Directors After the Share Exchange

The following table sets forth information regarding directors, nominees for director and executive officers of the Company, including their ages as of October 31, 2008, after giving effect to the Closing or after the expiration of the ten (10) day time period following the mailing of this Information Statement. All of our directors hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until their successors are duly elected and qualified. Executive officers serve at the request of the Board of Directors.

Name	Age	Position Held	Experience
Tong Shiping	48	Chief Executive Officer, President and Chairman of the Board
Mr. Tong has served as President and Chief Executive Officer of Shisheng since 1995, when Tianjin Seashore New District Shisheng Business Trading Group Co. Ltd. (“Shisheng”), the wholly-owned Chinese subsidiary of HKCo, was founded. He earned his Bachelors degree in computer science from the China Air Force Engineering University. Mr. Tong is also director of the Tianjin Car Logistics Association.

Li Yangqian	42	Chief Operating Officer and Vice President
Mr. Li has served as Vice President and Chief Operating Officer of Shisheng since 2003. He earned his Masters degree in engineering from Tianjin University. From 2001 to 2003, Mr. Li served as the regional manager for Tianjin OTIS Elevator. Mr. Li is also the deputy chairman of the China Automobile Dealers Association - Marketing Division.

Wang Xinwei	51	Chief Financial Officer, Treasurer and Vice President
Ms. Wang has served as the Chief Financial Officer, Treasurer and Vice President of Shisheng since joining Shisheng in 2001. She earned her Bachelors degree in industry accounting from Tianjin Radio and TV University. Ms. Wang is a qualified Chinese certified public accountant.

Cheng Weihong	46	Secretary, Senior Vice President (Head of Human Resources and General Administration) and Director
Ms. Cheng has served as Secretary and Senior Vice President (Head of Human Resources and General Administration) of the Company since 1995. She earned her Bachelors degree from Shijazhuang Military Medical University. Ms. Cheng is also a co-founder of Shisheng and has served as the Chairwoman of Shisheng since 1995.

Name	Age	Position Held	Experience
Yang Bin	36	Senior Vice President (General Manager, Head of Sales) and Director
Mr. Yang has served as the Senior Vice President (General Manager, Head of Sales) since 2003, when he joined Shisheng. He earned his Bachelors degree from Foreign Trade Nankai University and an Executive M.B.A. from Tsing Hua University. Prior to joining Shisheng, Mr. Yang served as the general manager of Tianjin Yingzhijie Car Trading Corp. from 1999 to 2003. Mr. Yang also serves with the Expert Division of the China Association of Imported Automobiles.

Howard S. Barth	56	Director
Mr. Barth has operated his own public accounting firm in Toronto, Canada since 1985, and has over 26 years of experience as a certified accountant. He has served as a director of Yukon Gold Corporation, Inc. (dual listed on OTCBB and TSX) since May 2005 (and has served previously as chairman of its audit committee) and was its chief executive officer and president in 2006. He is also currently a member of the Board of Directors and chairman of the audit committee for Nuinsco Resources Limited (a TSX listed exploration company), New Oriental Energy & Chemical Corp. (a NASDAQ listed company) and Orsus Xelent Technologies, Inc. (an AMEX-listed company). He is also currently a director for Uranium Hunter Corporation (an OTC BB company). He is a member of the Canadian Institute of Chartered Accountants and the Ontario Institute of Chartered Accountants. He earned his B.A. and M.B.A. at York University.

Gao Yang	35	Director
Mr. Gao worked for the Bank of China from 1994-2002 and was responsible for its institution monetary credit business. Since 2002, he has served as the Institution Sales Manager at the Tianjin Branch of Shanghai Pudong Development Bank. Mr. Gao has rich experience in evaluating and controlling credit risk, as well as experience in investment, M&A and re-organizations. He received a bachelor’s degree in Economics from Tianjin University of Finance and Economics.

Name	Age	Position Held	Experience
Qu Zhong	46	Director
Ms. Qu joined Tianjin Jinma Property Development Corp. in 1992 as assistant manager and was later promoted to vice General Manager. Since 1995, Ms. Qu has served as the sales manager for Tianjin Guotai Anju Property Development and Management Corp. Ms. Qu received her bachelor’s degree in Engineering from Xi’An Telecommunication Engineering University, and in 2004, she received an Executive MBA from Tianjin University of Finance and Economics.

Kong Xiaoyan	41	Director
Ms. Kong started her career in 1993 with the Tianjin Foreign Trade Law Firm, practicing foreign economic law. She worked as a China Legal Consular for Livasari & Co. from 1997-1999. From 1999-2004, she worked for Jiade Attorneys of Law as partner and senior partner. Since May 2004, she has practiced with Tianjin Jiade Hengshi Attorneys of Law as senior partner. Ms. Kong received her master’s degree in Law at Zhongshan University.

None of the above has received any compensation from the Company prior to the Share Exchange, and as of the date of this Information Statement there have been no transactions between the Company and any of these persons other than as set forth herein.

Mr. Tong Shiping will become a director of the Company effective upon the consummation of the Share Exchange. Howard S. Barth, Yang Bin, Gao Yang, Qu Zhong, Kong Xiaoyan and Cheng Weihong will become directors of the Company effective upon the 10th day following the mailing of this Information Statement. Upon the expiration of such 10-day period, the Company intends to amend its Articles of Incorporation and amend and restate its Bylaws (the “Amendments”) in their entirety so as to, among other things, change the name of the Company, provide the Board with greater flexibility in their management of the affairs of the Company (including allowing the Board of Directors to amend the Bylaws from time to time without ratification by the stockholders), provide increased indemnification protection to our directors so as to facilitate the appointment and retention of qualified directors, and institute certain standard procedures with respect to the meetings of stockholders and the nomination of directors. The Board will approve the Amendments and recommend the stockholders approve and adopt such Amendments.

Certain Significant Employees

None.

Family Relationships

Ms. Cheng Weihong, our Secretary, Senior Vice President (Head of Human Resources and General Administration) and director nominee, is the wife of Mr. Tong Shiping, our President and Chief Executive Officer.

Certain Relationships and Related Transactions

During 2007, Cheng Weihong (the Secretary, Senior Vice President and a director nominee of the Company and wife of our President and Chief Executive Officer, Mr. Tong Shiping) made non-interest bearing loans to Shisheng from time to time to meet working capital needs of Shisheng. As of December 31, 2006, the outstanding balance of such loans was $9,881,836. For the year ended December 31, 2007, Shisheng made borrowings in an aggregate amount of $114,514,111 from Cheng Weihong, and Shisheng made repayments in an aggregate amount of $125,243,219. As of December 31, 2007, the outstanding balance due from Shisheng to Cheng Weihong was $306,088. For the six months ended June 30, 2008, Shisheng made aggregate borrowings from Cheng Weihong of $69,711,751 and aggregate repayments of $69,883,086. As of June 30, 2008, the outstanding balance due to Cheng Weihong was $150,628. The transactions were approved by all the directors and stockholders of Shisheng.

On November 1, 2007, the Company entered into a Share Exchange Agreement with Cheng Weihong, Xia Qiming, and Qian Yuxi (collectively, the “Sellers”), pursuant to which the Sellers transferred their interest in Shisheng to the Company for an aggregate purchase price of RMB 95,000,000. As a result of this transaction (the “Reorganization”), the Company owns all of the capital stock of Shisheng.

The Company does not currently have a written policy or procedure for the review, approval or ratification of related-party transactions. It is contemplated that the Board will adopt such policies and procedures as promptly as practicable after the expiration of the 10-day period following the mailing of this Schedule 14F-1.

EXECUTIVE COMPENSATION

The following is disclosure regarding HKCo, its wholly owned subsidiary Tianjin Seashore New District Shisheng Business Trading Group Co. Ltd. (formerly Tianjin Shisheng Investment Group Co. Ltd.) (“Shisheng”), a company formed under the laws of the People’s Republic of China (the “PRC”) and doing business in the PRC, and Shisheng’s three majority-owned operating subsidiaries, Tianjin Hengjia Port Logistics Corp. (“Hengjia”), Tianjin Ganghui Information Technology Corp. (“Ganghui”), and Tianjin Zhengji International Trading Corp. (“Zhengji”), each of which is a company formed under the laws of the PRC and doing business in the PRC. From and after the Closing Date, the operations of HKCo, through its operating subsidiaries, Shisheng, Hengjia, Ganghui and Zhengji will be the primary operations of the Company.

Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to all executive officers and other key employees of the Company who were serving as of December 31, 2007, for services in all capacities. The figures in the chart below are converted into U.S. dollars based on the average exchange rate of the RMB to U.S. dollars for the year 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Tong Shiping, CEO and President	2007	$12,654(1)	-0-	-0-	-0-	-0-	-0-	-0-	$12,654
Wang Xinwei, CFO, Treasurer and VP	2007	$3,269(2)	$2,373	-0-	-0-	-0-	-0-	-0-	$5,642
Yang Bin, Senior VP (GM, Head of Sales)	2007	$3,886(3)	-0-	-0-	-0-	-0-	-0-	$57,128(6)	$61,014
Cheng Weihong, Secretary, Senior VP (Head of HR and Admin)	2007	-0-(4)	-0-	-0-	-0-	-0-	-0-	$1,080,935(7)	$1,080,935
Li Yangqian, COO and VP	2007	-0-(5)	-0-	-0-	-0-	-0-	-0-	-0-	-0-

_________________________________________
(1) Mr. Tong Shiping’s salary for the fiscal year ending December 31, 2008 is $15,788 (RMB 108,000) (based on the exchange rate of RMB to U.S. dollars on October 30, 2008).
(2) Ms. Wang Xinwei’s salary for the fiscal year ending December 31, 2008 is $12,279 (RMB 84,000) (based on the exchange rate of RMB to U.S. dollars on October 30, 2008).
(3) Mr. Yang Bin’s salary for the fiscal year ending December 31, 2008 is $15,788 (RMB 108,000) (based on the exchange rate of RMB to U.S. dollars on October 30, 2008).
(4) Ms. Cheng Weihong’s salary for the fiscal year ending December 31, 2008 is $12,279 (RMB 84,000) (based on the exchange rate of RMB to U.S. dollars on October 30, 2008).
(5) Ms. Li Yangqian salary for the fiscal year ending December 31, 2008 is $12,279 (RMB 84,000) (based on the exchange rate of RMB to U.S. dollars on October 30, 2008).
(6) Mr. Yang Bin received dividend payments of $57,128 (RMB 422,802.03) in connection with his 3.81% ownership of Zhengji.
(7) Ms. Cheng Weihong received dividend payments of $1,080,935 (RMB 8,000,000) in connection with her 40% ownership of Shisheng prior to the Reorganization.

As of December 31, 2007, the Company did not have any “Grants of Plan-Based Awards”, “Outstanding Equity Awards”, “Option Exercises and Stock Vested”, “Pension Benefits”, “Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans”, or “Potential Payments Upon Termination or Change in Control” to report.

Each of the executive officers of the Company have entered into standard employment contracts with Shisheng, a form of which is attached as an exhibit to this Report. The contracts have one-year terms and are otherwise consistent with the standard form prescribed by the Tianjin Labor and Social Security Administration. None of the employment contracts provide for annual total compensation payments in excess of $100,000. The amounts listed in the table above were paid by Shisheng. We have no stock option, retirement, pension or profit-sharing programs for the benefit of directors, officers or other employees, but our Board of Directors may recommend adoption of one or more such programs in the future.

Compensation Discussion and Analysis

The Company’s compensation program is designed to provide our executive officers with competitive remuneration and to reward their efforts and contributions to the Company. Elements of compensation for our executive officers include base salary and cash bonuses.

Before we set the base salary for our executive officers each year, we research the market compensation in Tianjin for executives in similar positions with similar qualifications and relevant experience, and add a 10%-15% premium as an incentive to attract high-level employees. Company performance does not play a significant role in the determination of base salary.

Cash bonuses may also be awarded to our executives on a discretionary basis at any time. In 2007, Wang Xinwei, our Chief Financial Officer, Treasurer and Vice President, was the only executive officer to receive a cash bonus. Cash bonuses are also awarded to executive officers upon the achievement of specified performance targets, including annual revenue targets for the Company.

Director Compensation

HKCo did not provide any compensation to its directors in the fiscal year ended December 31, 2007. HKCo may establish certain compensation plans (e.g. options, cash for attending meetings, etc.) with respect to directors in the future.

The Company’s Executive and Director Compensation

Prior to the Closing, the executives and directors of the Company did not receive any compensation. Alice T. Ray resigned as Treasurer, Secretary and director of the Company, and Phillip E. Ray resigned as President and Chief Executive Officer, in each case effective as of the Closing Date. Phillip E. Ray’s resignation from his position as director of the Company will be effective upon the expiration of the ten (10) day time period following the mailing of this Information Statement.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s Articles of Incorporation provide that the Company will indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys’ fees and costs of litigation) incurred by reason of the fact that such person is or was a director or officer of the Company or, while servicing as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other entity or of an employee benefit plan.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

On the tenth day following the mailing of this Information Statement to the Company’s stockholders, Howard S. Barth, Yang Bin, Gao Yang, Qu Zhong, Kong Xiaoyan and Cheng Weihong will be appointed as directors of the Company. At such time the Company will file a Current Report on Form 8-K with the SEC reflecting the same.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement regarding a change in the majority of the Board to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 10, 2008

FRESH IDEAS MEDIA, INC.

By:	/s/ Tong Shiping
Name:	Mr. Tong Shiping
Title:	President and Chief Executive Officer